Exhibit 19.1

HURCO COMPANIES, INC.

INSIDER TRADING POLICY

Adopted: June 8, 2023

Federal and state securities laws prohibit individuals from trading in the securities of a company while they are aware of material information about that company that is not generally known or available to the public. Such trading is often referred to as “insider trading.” The purpose of this Insider Trading Policy (this “Policy”) is to prevent insider trading or allegations of insider trading, and to protect the reputation for integrity and ethical conduct of Hurco Companies, Inc. (the “Company”).

Applicability of Policy

A.Material Nonpublic Information means material information (described below) that has either not been disclosed to the public generally or has been disclosed so recently that sufficient time has not yet passed to allow the information to become widely available among investors and the financial community.

B.Material Information means information about a company that would be expected to affect the investment or voting decision of a reasonable investor, or information that could reasonably be expected to have an effect on the price of that company’s securities. Examples of what might be considered material information are listed later in this Policy.

C.Covered Individuals. This Policy applies to:

1. Company Personnel. All directors, officers and employees of the Company and any subsidiary (“Company Personnel”), as well as members of their immediate families and others living in the same household. For purposes of this Policy, the term “SEC Covered Persons” means officers, directors, and other Company Personnel who are subject to the provisions of Section 16 of the Securities and Exchange Act of 1934 (as amended, the “Exchange Act”).

2. Consultants and Advisors. All consultants and advisors to the Company and any subsidiaries whose work for the Company brings them into contact with material nonpublic information.

3. Related Parties. Any other person or entity, including a trust, corporation, partnership or other association, whose transactions in Company securities are directed by any person covered by paragraph C(1) or C(2) or are subject to that person’s influence or control.

The individuals and entities described in paragraphs C(1), C(2) and C(3) are referred to as “Covered Persons.”

D.Covered Companies. This Policy applies to trading in the securities of:

◾	the Company; and

◾	any other company with which the Company or any subsidiary is or may be doing business, such as customers, suppliers or companies with which a major transaction such as a merger, acquisition or divestiture may be or is being negotiated.

E.Covered Transactions. The securities trading that this Policy covers includes purchases and sales of common stock, options to acquire common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, and purchases and sales of derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. Trading covered by this Policy may or may not include transactions under Company-sponsored plans as follows:

1. Stock Option Exercises. The Policy’s trading restrictions do not apply to the purchase of Company stock through the exercise of stock options granted by the Company. However, the trading restrictions do apply to any contemporaneous (such as a sale through a broker as part of a cashless exercise of the option) or subsequent sale of Company stock acquired through an option exercise.

2. Restricted Stock/Unit and Performance Stock/Unit Awards. The Policy’s trading restrictions do not apply to the vesting of restricted stock/units or performance stock/units, or to the exercise of a tax withholding right pursuant to which the person elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon vesting. The trading restrictions do apply to any market sales of shares, such as a sale-to-cover.

3. Certain Gifts. The Policy’s trading restrictions do not apply to a bona fide gift of Company stock so long as either (i) the recipient of the gift is subject to the same trading restrictions under this Policy as are applicable to you, or (ii) you otherwise have no reason to believe that the recipient intends to sell the securities immediately or during a period when you would not be permitted to trade pursuant to the terms of this Policy.

4. Employee Stock Purchase Plan Purchases. The Policy’s trading restrictions do not apply to the purchase of Company stock through any Employee Stock Purchase Plan that the Company may maintain from time to time (but the Policy’s trading restrictions do apply to any election to participate in such plan, any election to change the level of participation in such plan or the sale of any shares acquired under such plan).

Statement of Policy

Insider trading involves trading at any time when the person making the purchase or sale is aware of material nonpublic information regarding the company whose securities are being traded. If you have a doubt or question about whether you are aware of or in possession of material nonpublic information concerning the Company or another company, you should contact the Company’s General Counsel.

A.No Trading on Material Nonpublic Information

1. Company Securities. If you are a Covered Person, you must not purchase or sell any Company securities, or otherwise advise or assist any third party trading Company securities, while you are aware of material nonpublic information regarding the Company.

2. Other Companies’ Securities. If you are a Covered Person and you obtain material nonpublic information about any other publicly-held company as a result of your work on behalf of the Company or any subsidiaries, you must not trade in that company’s securities.

B.No Disclosure to Others Who Might Trade. If you are a Covered Person, you must not communicate material nonpublic information to any person who does not need that information for a legitimate business purpose, or recommend to anyone the purchase or sale of securities when you are aware of material nonpublic information about the company involved. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not actually trade and did not benefit from another’s trading.

C.Protect Material Nonpublic Information. In order to reduce the possibility that material nonpublic information will be inadvertently disclosed:

You must treat material nonpublic information as strictly confidential, exercise the utmost caution in preserving the confidentiality of that information, and must not discuss it with any other person who does not need to know it for a legitimate business purpose.

You should refrain from discussing material nonpublic information relating to the Company or any public company in public places where such discussions can be overheard.

If you become aware of any leak of material nonpublic information, whether inadvertent or otherwise, you must report the leak immediately to the Company’s General Counsel.

D.Specific Material Developments. From time to time, material developments known only to a limited number of Company personnel may occur to cause the Company to impose on an appropriate group of Company personnel additional restrictions on trading. You will be notified if you become part of such a group, and you must not disclose to others the fact that you have been so notified and that restrictions on trading have been imposed.

Exceptions for Approved 10b5-1 Plans

Transactions in Company securities that are executed pursuant to a 10b5-1 plan (or modifications thereto) approved in writing in advance by the General Counsel and that meet the other requirements set forth in this Policy are not subject to prohibition on trading on the basis of material nonpublic information or the restrictions in the attached Addendum B relating to the pre-clearance approval process or window periods.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into (or modified) in good faith, not as part of a plan or scheme to evade the prohibitions of the insider trading rules and during a time when you are not aware of material nonpublic information. The plan must also provide for a cooling-off period for at least the minimum period required under, and must comply with all other applicable provisions of, Rule 10b5-1(c) of the Exchange Act (as amended “Rule 10b5-1”).

Once the plan is adopted, you must not exercise any influence over the securities subject to the plan, including the amount of securities to be traded, the price at which they are traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of the transactions in advance or delegate discretion on those matters to an independent party.

To comply with this Policy, a Rule 10b5-1 plan must not only be pre-approved in writing by the Company’s General Counsel as set forth above, but it must also comply with the requirements set forth in Addendum A attached hereto.

Additional Restrictions on Corporate Insiders

If you are an SEC Covered Person or any other person designated from time to time by the General Counsel as a Corporate Insider, you are also subject to additional restrictions on trading Company securities as set out in the attached Addendum B. The Company may also, from time to time, impose on all or an appropriate group of Covered Persons additional restrictions on trading Company securities when circumstances warrant. These additional restrictions will be communicated by the General Counsel.

Disciplinary Action and Potential Civil and Criminal Penalties

A.Disciplinary Action. Company personnel who fail to comply with this Policy will be subject to appropriate disciplinary action, which may include ineligibility to participate in the Company’s equity incentive plans or termination of employment.

B.Civil and Criminal Penalties. The penalties for violating insider trading laws are severe. If you trade on (or tip) material nonpublic information, you are subject to civil penalties of up to three times the profit gained or loss avoided, criminal fines of up to $5,000,000 and up to 20 years imprisonment. If the Company fails to take appropriate steps to prevent insider trading, the Company and its directors, officers and other supervisory personnel may be subject to “controlling person” liability and potential civil and criminal penalties.

Material Information

There are various categories of information that are particularly sensitive and, as a general rule, will presumptively be considered material. Examples of such information include:

●	Financial results or financial condition
●	Projections of future earnings or losses
●	Restatements of financial results or material impairments, write-offs or restructurings
●	Changes in auditors
●	Default under a significant financing arrangement, or financial liquidity problems
●	Business plans or budgets
●	Significant developments involving business relationships, including execution, modification or termination of significant agreements or orders with customers, suppliers, distributors, manufacturers or other business partners
●	Product introductions, modifications, defects or recalls, significant pricing changes, or other product announcements of a significant nature
●	Significant developments in research and development, clinical trials or relating to intellectual property
●	Public or private securities (equity or debt) offerings
●	Significant litigation exposure due to actual or threatened litigation

●	Significant regulatory exposure due to actual or threatened action by state or federal regulators
●	Significant corporate events, such as a pending or proposed merger, joint venture or tender offer, a significant investment, the acquisition or disposition of a significant business or asset, or a change in control of the company
●	Major personnel changes, such as changes in senior management or lay-offs
●	Major events regarding a company’s securities (such as defaults, redemptions, stock splits, repurchase plans, changes in dividends).

Amendments; Application to Other Restrictions

The Company reserves the right to amend, rescind, or terminate this Policy or any portion of it at any time and to adopt different policies and procedures at any time. Restrictions set forth in this Policy are in addition to any restrictions on trading in the Company’s securities under any other policy, employee hand book, or agreement to which a Covered Person may otherwise be subject.

Questions

Questions regarding any of the provisions or procedures of this Insider Trading Policy should be directed to the General Counsel.

ADDENDUM A

REQUIREMENTS FOR RULE 10B5-1 PLANS

This Addendum A is part of the Hurco Companies, Inc. Insider Trading Policy (the “Policy”). Capitalized terms used but not otherwise defined herein have their meanings set forth in the Policy. This Addendum A sets forth certain additional requirements for Rule 10b5-1 plans entered into by Covered Persons on or after the effective date of the Policy (the “Effective Date”) and related to the Company’s securities. To comply with the Policy, such Rule 10b5-1 plans must comply with the following:

●	The plan must be established through an investment broker approved by the Company’s General Counsel, and the Covered Person must agree to such investment broker’s form of Rule 10b5-1 plan;
●	A copy of the plan must be submitted to, and approved by, the General Counsel prior to establishing such plan with the Company’s approved investment broker;
●	The Covered Person must act in good faith with respect to the plan;
●	The plan may only be established during an open trading window, when the Covered Person is not in possession of any material nonpublic information;
●	For Covered Persons other than SEC Covered Persons, the time period between the establishment or modification of the plan and the date the initial trade is made following such establishment or modification is not less than 30 days;
●	For SEC Covered Persons, the time period between the establishment or modification of the plan and the date the initial trade is made following such establishment or modification is not less than the later of (i) 90 days after the adoption or modification of the plan or (ii) two business days following the filing of the Company’s Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted or modified, but in no event shall such period be required to exceed 120 days following adoption or modification of the plan;
●	For SEC Covered Persons, such person must include in the plan written representations certifying that such SEC Covered Person (i) is not aware of any material nonpublic information about the Company or the Company’s securities; and (ii) is adopting or modifying the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;
●	The minimum term of the plan and maximum term of the plan may not be inconsistent with any requirements, restrictions, or limitations imposed by Rule 10b5-1;
●	The plan may not be modified, terminated, or suspended other than in good faith and during an open trading window and, in the event of any modification or suspension, no trades may be reinstated under the plan (i) for Covered Persons other than SEC Covered Persons, for a period of 3 months after such modification or suspension; and (ii) for SEC Covered Persons until the later of (a) 90 days after the adoption or modification of the plan or (b) two business days following the filing of the Company’s Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted or modified, but in no event shall such period be required to exceed 120 days following adoption or modification of the plan;
●	A Covered Person shall not enter into multiple overlapping plans;
●	A Covered Person shall not enter into more than one “single-trade plan” during any 12-month period, which is a plan designed to affect the open market purchase or sale of the total amount of Company securities subject to the plan in a single transaction;
●	The Company will be required to provide quarterly disclosure in its Forms 10-Q and Forms 10-K of (i) whether any SEC Covered Person has adopted, modified, or terminated a plan and (ii) a description of the material terms of each plan, including the name and title of the SEC Covered Person; the date the plan was adopted, modified or terminated; the plan’s duration; and the total number of Company securities to be purchased or sold hereunder. As a condition to approval by the General Counsel, such SEC Covered Person consents to the Company’s inclusion of such information in such forms; and
●	SEC Covered Persons who are reporting plan transactions on Forms 4 or 5 pursuant to Section 16 of the Exchange Act must indicate that the transactions were made in reliance on the affirmative defense against insider trading liability under Rule 10b5-1.

Any modifications, terminations, or amendments to Rule 10b5-1 plans entered into by a Covered Person prior to the Effective Date and related to the Company’s securities shall require the prior written approval of the Company’s General Counsel.

ADDENDUM B

ADDITIONAL REQUIREMENTS AND RESPONSIBILITIES FOR CORPORATE INSIDERS

A.Purpose. This Addendum supplements the Hurco Companies, Inc. (the “Company”) Insider Trading Policy (the “Policy”). Any capitalized terms not otherwise defined herein have their meanings set forth in the Policy. This Addendum B applies to Company directors and officers as well as to key employees designated by the General Counsel. These individuals are subject to both the general requirements of the Insider Trading Policy as well as to additional procedures and requirements described below to help prevent inadvertent violations of federal securities laws, to avoid even the appearance of impermissible insider trading, and to facilitate their compliance with certain legal requirements not applicable to Company personnel generally.

B.Persons Covered.

1. Directors and Section 16 Officers. All provisions of this Addendum apply to SEC Covered Persons.

2. Other Officers and Key Employees. Designated provisions of this Addendum apply to the other officers of the Company and to designated key employees. These other officers and key employees, whose duties may cause them to regularly have access to material nonpublic information about the Company, will be notified by the General Counsel that they are subject to this Addendum B.

3. Related Parties. If you are covered by paragraph B(1) or B(2), then this Addendum also applies to the same extent to your immediate family members and other individuals living in your household, and to any other person or entity, including a trust, corporation, partnership or other association, whose transactions in Company securities are directed by you or are subject to your influence or control (each a “Related Party”).

The individuals and entities described in paragraphs B(1), B(2) and B(3) above are collectively referred to as “Corporate Insiders.”

C.Blackout Periods for Corporate Insiders

1. Trading Not Permitted During Blackout Periods. If you are a Corporate Insider, you may not purchase, sell or otherwise trade Company securities during a blackout period. A quarterly blackout period is the period beginning at the end of the 15th day of the third month of each fiscal quarter of the Company and ending at the start of the third full trading day following the date of the Company’s public disclosure of the financial results for that fiscal quarter. The General Counsel may also impose special blackout periods from time to time and will notify the affected individuals of such special blackout period.

2. Trading Outside Blackout Periods. If a Corporate Insider wishes to trade outside of a blackout period, the person may do so only if he or she is not then aware of any material nonpublic information. In addition, before Corporate Insiders may trade outside of any blackout period, they must comply with the notification and pre-clearance procedures described below.

D.Required Preclearance of Trades

1. Notices of Intended Transaction and Requests for Approval. If you are a Corporate Insider, you may not engage in any transaction involving Company securities without first obtaining pre-clearance of that transaction from the Company’s General Counsel. Prior to initiating any transaction in Company securities, you must deliver to the General Counsel a written notice describing any intended transaction in Company securities by you during a permitted trading period (a form to request preclearance is attached as Exhibit A; the General Counsel may approve notifications to the preclearance form). Notices of intended transactions and requests for approval may be delivered by e-mail.

2. Clearance to Proceed with a Transaction. Prior to completing a transaction, a Corporate Insider must receive clearance from the General Counsel. Preclearance in response to a written request for approval will generally be valid for 48 hours, unless an earlier deadline is imposed by the General Counsel, but clearance may be revoked at any time immediately upon notice.

E.Additional Restrictions on Trading by Directors and Section 16 Officers

1. Restricted Transactions. SEC Covered Persons, or their designees, are also prohibited from engaging in the following transactions with respect to Company securities:

purchasing Company securities on margin, holding any Company securities in a margin account, or otherwise pledging Company securities;

short sales of Company securities (selling securities not owned at the time of sale);

buying or selling put or call options or other derivative securities based on Company securities;

purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of equity securities (i) granted to the individual by the Company as part of the compensation of the individual or (ii) held, directly or indirectly, by the individual; and

engaging in limit orders or other pre-arranged transactions that execute automatically, except for “same-day” limit orders and approved 10b5-1 plans.

These restrictions apply to all Company securities owned directly or indirectly by SEC Covered Persons, including Company securities owned by family members where the SEC Covered Person is deemed to beneficially own such securities, and their respective designees. However, the restrictions do not prevent any individuals from engaging in general portfolio diversification or investing in broad-based index funds.

2. Short-Swing Trading Restrictions. SEC Covered Persons must also comply with the reporting obligations and limitations on short-swing trading transactions imposed by the Exchange Act. Among other things, Section 16 of the Exchange Act requires SEC Covered Persons to pay to the Company any profit realized from any purchase and sale (in either order) of Company securities that occur within six months of each other. Section 16 and its related rules are very complex. If you have any questions about short-swing trading restrictions, please contact the Company’s General Counsel.

3. Disclosure and Reporting Requirements. SEC Covered Persons must provide prompt written notice to the Company’s General Counsel of any Rule 10b5-1 entered into by such SEC Covered Person before the effective date of the Policy and related to the Company’s securities. Additionally, subject to any and all pre-clearance and pre-approval procedures and requirements set forth in the Policy and this Addendum, each SEC Covered Person must also provide written notice to the Company’s General Counsel summarizing any transactions in the Company’s securities by such SEC Covered Person or a Related Party of such SEC Covered Person by the end of the calendar day on which such trade or transaction occurred, including without limitation any sale, purchase, or gift thereof, and including without limitation any trades executed pursuant to a Rule 10b5-1 plan.

Exhibit A

FORM OF CORPORATE INSIDER REQUEST FOR APPROVAL TO TRADE

●	I certify I do not have any material, non-public information;
●	In connection with my proposed trade, I certify that, in making this request, I am complying with the applicable provisions of the Hurco Companies, Inc. Insider Trading Policy;
●	I understand that clearance for the transaction(s), if granted, will be valid only until the earlier of (i) the end of the 48 hours from when clearance is granted; (ii) the trading window closing; and (iii) notification that pre-clearance and/or approval has been withdrawn; and
●	If I become aware of any material non-public information prior to the trade occurring, I will not execute the trade.

If you are submitting a 10b-5 plan, you may omit the last two bullets above.

Type of Transaction:

◻ Purchase ◻ Sale ◻ Exercise of Option ◻ Exercise of Option

and Sale of Securities

◻ Other (explain:)

Securities to be Traded:

Number of shares or

principal amount:_________________________________________________

If You Are Buying or Selling Securities (check one):

◻Securities held/to be held directly by me

◻Securities held/to be held by securities holder other than me:

Print name of holder:_____________________________

Relationship of securities holder to me:_____________________________

I hereby represent that the transaction(s) referenced above will occur within the current permitted trading period of ____________________ to ____________________.